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                                                                Exhibit (a)(8)


 SNAP-ON INCORPORATED COMMENCES TENDER OFFER FOR HEIN-WERNER CORPORATION

KENOSHA, Wisconsin--May 4, 1998--Snap-on Incorporated and its wholly owned indirect subsidiary, Snap-on Pace Company, announced today that it had commenced its tender offer for all outstanding common shares of Hein-Werner Corporation (ASE:HNW) at $12.60 cash net per share.

The offer is scheduled to expire on June 1, 1998 at midnight, Eastern Standard Time, unless extended. Consummation of the offer is subject to there having been validly tendered, and not withdrawn prior to the expiration of the offer, a number of shares which constitute at least 66-2/3% of the shares outstanding on a fully-diluted basis, the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and other customary conditions.

The board of directors of Hein-Werner has unanimously determined that the offer is fair to, and in the best interests of, the company and its stockholders and has unanimously recommended that Hein-Werner's stockholders accept the offer and tender all their shares.

The offer would be followed by a merger in which all remaining outstanding shares of Hein-Werner would be converted into the right to receive $12.60 cash per share. Morrow & Co., Inc. will act as information agent. Requests for assistance or copies of the tender offer materials may be directed to Morrow & Co., Inc. by telephone at 1-800-566-9061.

Snap-on Incorporated (NYSE:SNA) is a $1.7 billion leading global developer, manufacturer, and distributor of tool and equipment solutions for professional technicians, motor service shop owners,specialty repair centers, original equipment manufacturers, and industrial tool users worldwide. Product lines include hand and power tools, diagnostics and shop equipment, tool storage products, diagnostics software, and other solutions for the automotive service industry.

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Media contact:                                   Investor relations contact:


Richard Secor                                     Lynn McHugh
414/656-5561                                      414/656-6488